                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       Pegasus Communications Corporation
                       ----------------------------------
                                (Name of Issuer)

                                 Class A Common
                         ------------------------------
                         (Title of Class of Securities)

                                  705904 10 0
                                  -------------
                                 (CUSIP Number)

                                 Eileen McCarthy
                       One Post Office Square, Suite 3800
                                Boston, MA 02109
                                 (617) 482-8020
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 5, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                                Page 1 of 6 Pages


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CUSIP No. 705904 10 0             13D                          Page 2 of 6 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
      Above Persons

       Alta Subordinated Debt Partners III, L.P. 04-3152135
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a) /X/
                                                                      (b) / /
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      N/A
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
      To Items 2(d) Or 2(e)                                               / /

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      Delaware
--------------------------------------------------------------------------------
Number Of Shares                  (7)      Sole Voting Power         -0-
Beneficially Owned               -----------------------------------------------
By Each Reporting                 (8)      Shared Voting Power       8,146,151
Person With                      -----------------------------------------------
                                  (9)     Sole Dispositive Power       564,892
                                 -----------------------------------------------
                                 (10)    Shared Dispositive Power    -0-

--------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

         8,146,151
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

         30.3%
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 705904 10 0             13D                          Page 3 of 6 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
      Above Persons

       Alta Communications VI, L.P. 04-3318877
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a) /X/
                                                                      (b) / /
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      N/A
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
      To Items 2(d) Or 2(e)                                               / /

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      Delaware
--------------------------------------------------------------------------------
Number Of Shares                  (7)      Sole Voting Power         -0-
Beneficially Owned               -----------------------------------------------
By Each Reporting                 (8)      Shared Voting Power       8,146,151
Person With                      -----------------------------------------------
                                  (9)     Sole Dispositive Power     939,589
                                 -----------------------------------------------
                                 (10)    Shared Dispositive Power    -0-

--------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

         8,146,151
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

         30.3%
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 705904 10 0             13D                          Page 4 of 6 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
      Above Persons

      Alta Comm S by S, LLC               04-3314643
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                (a) /X/
                                                                      (b) / /
--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      N/A
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
      To Items 2(d) Or 2(e)                                               / /

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      Massachusetts
--------------------------------------------------------------------------------
Number Of Shares                  (7)      Sole Voting Power         -0-
Beneficially Owned               -----------------------------------------------
By Each Reporting                 (8)      Shared Voting Power       8,146,151
Person With                      -----------------------------------------------
                                  (9)     Sole Dispositive Power     21,400
                                 -----------------------------------------------
                                 (10)    Shared Dispositive Power    -0-

--------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

         8,146,151
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

         30.3%
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1. Security and Issuer.

                  This Statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Pegasus Communications Corporation (the "Issuer"). The Issuer is a Delaware corporation, and its principal executive office is c/o Pegasus Communications Management Company, 225 City Line Avenue, Suite 200, Bala Cynwyd, Pennsylvania 19004 (the "Bala Cynwyd Office").

Item 2. Identity and Background.

        This Statement is filed by
        (a) Alta Subordinated Debt Partners III, L.P., a Delaware limited partnership
        (b) Alta Communications VI, L.P., a Delaware limited partnership
        (c) Alta Comm S by S, LLC, a Massachusetts limited liability company

                  The principal executive offices of Alta Subordinated Debt Partners III, L.P., Alta Communications VI, L.P. and Alta Comm S by S, LLC is One Post Office Square, Suite 3800, Boston, MA 02109.
                  None of the Reporting Persons has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  Shares of the Issuer's Class A Common Stock are entitled to one vote per share. By reason of the Voting Agreement described in item 6, the Reporting Persons share voting power over the shares of Class A Common Stock held by the persons identified in item 6 and are deemed to be beneficial owners thereof. See Item 5 for a statement of the direct holdings of each Reporting Persons and also Exhibit A for further representations.


Item 3. Source and Amount of Funds or Other Consideration.

        Not Applicable

Item 4. Purpose of Transaction.

                  Other than the Amended Voting Agreement described in item 6, none of the Reporting Persons has any present plans, or contemplate any present proposals, that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                  As of May 5, 2000, the Reporting Persons are deemed the beneficial owners in the aggregate of the number and percentage of the Issuer's Class A Common Stock set forth below:

      Alta Subordinated Debt Partners III, L.P.    564,892 sh Cl A Cm      2.1%
      Alta Communications VI, L.P.                 939,589 sh Cl A Cm      3.5%
      Alta Comm S by S, LLC                          21,400 sh Cl A Cm     .08%



                                Page 5 of 6 Pages

                  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On May 5, 2000, the Issuer acquired Golden Sky Holdings, Inc. ("Golden Sky") and issued 6,090,145 shares of Class A Common Stock to the former stockholders of Golden Sky. In connection with that acquisition, the Issuer, the Reporting Persons (Alta Communications VI, L.P., Alta Subordinated Debt Partners III, L.P. and Alta Comm S by S, LLC, collectively "Alta"), Fleet Equity Partners VI, L.P. and related entities (collectively "Fleet"), and Spectrum Equity Investors L.P. and Spectrum Equity Investors II, L.P. (collectively "Spectrum") entered into an amended and restated voting agreement dated May 5, 2000 (the "Amended Voting Agreement"). The Amended Voting Agreement amended and restated the Original Voting Agreement in its entirety.

                  The Amended Voting Agreement obligates the parties to vote their shares of the Issuer's common stock to elect to the Issuer's board of directors four persons designated by Marshall Pagon, President of the Issuer, one person designated by Fleet, one person designated by Alta and one person designated by Spectrum, with the rest of the directors to be Independent Directors (as defined in the Amended Voting Agreement). It also requires there to be audit, compensation and nominating committees of the Issuer's board of directors, each consisting of one member designated by Pegasus, one member designated by a majority of the directors designated by Fleet, Alta and Spectrum, and one member designated by a majority of the Independent Directors. The Amended Voting Agreement is filed as an exhibit to this filing. Giving effect to the acquisition of Golden Sky, Fleet owns directly 511,775 shares subject to the Amended Voting Agreement, Alta owns directly 1,525,881 shares subject to such Agreement and Spectrum owns directly 1,210,305 shares subject to such Agreement.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1: Ownership Summary of Alta Entities in connection with the Pegasus Communications Corporation Merger
        Exhibit 2:  Amended and Restated Voting Agreement dated May 5, 2000.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 12, 2000

Alta Subordinated Debt Partners III, L.P.          Alta Comm S by S, LLC
By: Alta Subordinated Debt Management III, L.P.
                                                   By: /s/ Eileen McCarthy
                                                      -------------------------
By: /s/ Eileen McCarthy                               Eileen McCarthy, Member
    --------------------------------------
    Eileen McCarthy, General Partner



Alta Communications VI, L.P.
By: Alta Communications VI Management Partners, L.P.

By: /s/ Eileen McCarthy
    --------------------------------------
    Eileen McCarthy, General Partner

                                Page 6 of 6 Pages